                                                     AGREEMENT

         This agreement made the ___ Day of April, 1997, between Jreck Subs Group, Inc. A Colorado Corporation hereafter called the "Buyer" with an address for doing business at P.O. Box 6, Watertown, N.Y. and CHAI Enterprises, Inc. Doing business as Hymie's Bagel Chain, 343 Douglas Road, Tampa Bay, Florida, hereafter called "Seller".

Whereas, The Seller is desirous of purchasing the Business of the Seller including the bakery, bakery equipment, inventory, good will, telephone number, customer lists, and covenant not to compete executed by key employees and representatives of the business, and

Whereas, The Seller desires to sell all such assets, and covenants not to compete not compete of such key employees and company representatives, and

Whereas the Seller has represented as consideration of the transfer of the business that at least twelve of the Stores known as "Hymie's" in the Tampa Bay, Florida market shall transfer their businesses to the Seller, it is therefore,

AGREED, as follows:

1. The Buyer shall pay the Seller the sum of Eight Hundred Thousand ($800,000) Dollars
for the business in the following manner.

         a) Ten Thousand ($10,000) Dollars as a non-refundable down payment. Such payment shall be within ten days of the execution of the agreement.

         b) Five Thousand ($5,000) Dollars within thirty days of the execution of this agreement.

         c) One Hundred Eighty-Five Thousand ($600,000) Dollars shall be delivered immediately, as soon as the due diligence report is filed and signed by both parties, but in any event within sixty days from the execution of this contract. The share value shall be a figure representing a 25% discount from the market as of that date.

2. All leases involving the bakery and retail outlets are in D.R.A. Enterprises, Inc. All of the shares of the Corporation shall be transferred, with all franchise taxes and reports up to date and current. They shall be provided thirty days prior to closing for review by the buyer.

3. CHAI Enterprises, Inc. Shall continue to manage the company for a five year period with a management fee of Eighty-Five Thousand ($85,000) Dollars for the first year. Subsequent years will be agreed between the parties based on a schedule. The management agreement shall be drawn separately but attached hereto as consideration and a part of this agreement.


                                                      -32-
S1-510098.1

4. Frank Christian shall as consideration of this agreement continue employment for a three year period for no less that Thirty-Five Thousand ($35,000) Dollars per year; Renee' Jones shall execute an employment contract for three years for no less than Twenty-Five Thousand ($25,000) Dollars. These contracts shall be executed separately together with covenants not to compete. These agreements shall be attached hereto, as a part of the consideration of this agreement.

5. There are fourteen stores as of the execution of this contract. Four stores will be treated by a cash plus stock purchase at approximately fifteen thousand ($15,000) Dollars. These stores shall receive Two Thousand Five Hundred ($2,500) Dollars within thirty days, an additional Two Hundred Five Hundred ($2,500) Dollars within sixty days and the balance of stock upon transfer of the retail stores.

         The balance of the stores shall be sold to the seller for Forty Thousand ($40,000) Dollars worth of stock in the company. The stock shall be valued at 25% discount to the market as of the date of issue.

6. Each store owner shall transfer the assets in exchange for stock of JSGI with the understanding they shall continue to manage the store after the sale. They shall supply their books and records for the last twelve months of operation twenty days prior to closing. All furniture, fixtures, equipment, and inventory shall be transferred as a part of the consideration of the purchase price. A separate management agreement shall be drawn, together with a covenant not to compete and attached to and made a part of this agreement. The transfer of the stores shall take place at the same time as the transfer of the bakery.

7. The present store owner shall receive a salary of not less than five hundred dollars per week so long as the store runs at least at a "break even" level after payment of salary. Bonuses based on performance (food cost, labor, profit) shall be available to all store managers. An ESOP program in contemplated by the buyer within the next year.

7. Due Diligence. The seller has represented among other thins: The gross revenues of the bakery is approximately Eleven Thousand ($11,000) Dollars of baked products per week. The lowest of all average sales per retail unit is Eight Hundred Dollars per week. The average monthly lease is Eight Hundred Dollars. There are no liens against any of the assets being transferred. The leases are current and not subject to cancellation for the reason of this transfer or any other reason to the transferor. Eighty per cent of the stores are at least at a "break-even" level after owner's compensation.

7. The financial statements of the Business and the last two years income tax returns are supplied herein for review by the Buyer's accountant. The Seller represents that the business has a positive cash flow for the last two years before depreciation and personal expenses.

8. All attached documents yet to be drawn shall be executed within sixty days.


                                                      -33-
S1-510098.1

9. In the event the shares are not delivered or the cash is not paid pursuant to this contract, all sums advanced by the buyer to the seller shall belong to the buyer as liquidated damages. There shall be mo other action arising for non-performance under this contract.

In witness whereof, the parties have placed their hands and seals the day and year first above.


                                                     By:
                                                     Jreck Subs Group, Inc.




                                                     By:
                                                     CHAI Enterprises, Inc.

                                                      -34-